UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41677

CytoMed THerapeutics Limited

(Translation of registrant’s name into English)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 On May 1, 2025, the Compensation Committee and the Board of Directors of CytoMed Therapeutics Limited (the “Company”) approved the issuance of ordinary shares to the following individuals as compensation for their continued service to the Company:

(i)	11,250 ordinary shares to Dr. Lucas Luk Tien Wee, Chief Clinical Officer, subject to a six-month restriction period from the date of issuance;
(ii)	25,781 ordinary shares to Ms. Goh Yvonne, Chief Financial Officer, subject to a six-month restriction period from the date of issuance;
(iii)	25,781 ordinary shares to Ms. Tan Yoong Ying, Chief Corporate Officer, subject to a six-month restriction period from the date of issuance; and
(iv)	469 ordinary shares to Dr. Yew Chak Hua, Independent Director, subject to a six-month restriction period from the date of issuance.

On July 1, 2025, the Company entered into supplemental agreements to the existing appointment agreements with each of the above individuals to formally effect the grant of the respective ordinary shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited.

Date: July 3, 2025	By:	/s/ Choo Chee Kong
	Name:	Choo Chee Kong
	Title:	Chairman & Director

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